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                                       Contact:  Roy Winnick or Mark Semer
                                                 Kekst and Company
                                                 (212) 521-4842 or 4802

                         RECORD DATE OF DECEMBER 15 SET TO
              CALL SPECIAL MEETING OF PACIFIC SCIENTIFIC SHAREHOLDERS
                        IN CONNECTION WITH KOLLMORGEN OFFER

WALTHAM, Massachusetts, December 15, 1997 -- Kollmorgen Corporation (NYSE: KOL) announced today that a record date of today, December 15, has been established for the consent solicitation to call a special meeting of shareholders of Pacific Scientific Company (NYSE: PSX) commenced earlier today by Kollmorgen. The consent solicitation is being undertaken in connection with the business combination proposal made today by Kollmorgen to acquire Pacific Scientific at a price of $20.50 per share.

Torque Corporation, a wholly owned subsidiary of Kollmorgen and the record owner of 100 shares of Pacific Scientific common stock, has today delivered its written consent to the Secretary of Pacific Scientific to call a special meeting of Pacific Scientific shareholders. Under California law, the day that the first written consent is delivered is the record date for determining shareholders entitled to consent to the calling of the special meeting.

At the meeting, if successfully called, Kollmorgen will ask Pacific Scientific shareholders to remove the entire Pacific Scientific Board of Directors and replace it with new directors nominated by Kollmorgen, who are expected, subject to their fiduciary duties under applicable law, to take actions to consummate the proposed business combination. In addition, Kollmorgen will propose a binding shareholder resolution at the special meeting that will preclude or rescind any attempt the Pacific Scientific Board has made or may make to amend the Pacific Scientific bylaws.

Further, as part of the proposed business combination, Kollmorgen also commenced today a tender offer to acquire a majority of the outstanding shares of Pacific Scientific


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on a fully diluted basis at $20.50 per share.  Under Kollmorgen's proposal, following successful consummation of the tender offer, Pacific Scientific shareholders would receive Kollmorgen common stock with a value of $20.50 (subject to a collar) in a second step merger.

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